UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 000-17157

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOVELLUS SYSTEMS, INC. RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOVELLUS SYSTEMS, INC.

4000 North First Street

San Jose, CA 95134

(408) 943-9700

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

Financial Statements and Supplemental Schedules

December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Novellus Systems, Inc.

Retirement Plan

We have audited the financial statements of the Novellus Systems, Inc. Retirement Plan (the Plan) as of December 31, 2008 and 2007, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

June 29, 2009

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
	(In thousands)
Assets:
Investments at fair value	$134,035	$195,550
Participant loans	2,605	2,954

Assets held for investment purposes	136,640	198,504

Employer’s contribution receivable	3,490	4,202

Net assets available for benefits at fair value	140,130	202,706

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	307	(134)

Net assets available for benefits	$140,437	$202,572

See Notes to Financial Statements.

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the years ended December 31,
	2008	2007
	(In thousands)
Additions to net assets attributed to:
Investment income:
Dividends and interest	$4,419	$12,488
Net realized and unrealized depreciation in fair value of investments	(70,173)	(3,278)

Total investment income (loss)	(65,754)	9,210

Contributions:
Participants’	15,130	16,632
Employer’s	3,490	4,202

Total contributions	18,620	20,834

Total additions (deductions)	(47,134)	30,044

Deductions from net assets attributed to withdrawals and distributions	15,001	12,055

Net increase (decrease) in net assets available for benefits	(62,135)	17,989

Net assets available for benefits:
Beginning of year	202,572	184,583

End of year	$140,437	$202,572

See Notes to Financial Statements.

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the Novellus Systems, Inc. Retirement Plan (the Plan) provides only general information. In 2005, the Plan was amended and restated using a prototype plan document supplied by the Vanguard Group, a third-party administrator. Participants should refer to the prototype plan document and Summary Plan Document for further description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1988 by Novellus Systems, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is designed to conform to provisions of the Internal Revenue Code, as amended (the Code) and the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan was amended and restated in 2003 and 2001 to provide for the merger of the SpeedFam-IPEC Employees’ Savings Profit Sharing Plan and Trust (SpeedFam Plan) and the GaSonics International 401(k) Profit Sharing Plan (GaSonics Plan), respectively, into the Plan.

In September 2008, the Plan was amended to allow participants to transfer unvested employer contributions, which are initially deposited directly into the Novellus Company Stock Fund (Company Stock Fund), to another fund of their choice prior to vesting. Previously any unvested amounts of employer contributions were nonparticipant-directed, as the funds could not be transferred out of the Company Stock Fund until the participant’s vesting date. Additionally, the Plan was amended on January 1, 2007 to allow participants the option of contributing after-tax compensation into a Roth 401(k) account. Previously, the Plan only allowed participants to contribute pre-tax compensation into a Traditional 401(k) account. These amendments did not impact the financial statements.

Administration — The Board of Directors of the Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Vanguard Fiduciary Trust Company serves as the Plan’s trustee. The Vanguard Group processes and maintains the records of participant data and serves as the Plan’s custodian. Administrative expenses for the Plan are primarily the responsibility of the Company. Administrative expenses were insignificant to the financial statements in 2008 and 2007 and have therefore been reported as withdrawals.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Forfeited accounts — Forfeited nonvested accounts are used to either pay the Plan’s administrative expenses or are applied against matching contributions made by the Company. As of December 31, 2008 and 2007 approximately $0.1 million of forfeitures remained unutilized in the Plan and were subsequently utilized to reduce the employer contributions.

Investment valuation and income recognition — Investments of the Plan are held by the trustee and are invested based upon instructions received from participants. Participants may allocate a maximum of 25% of their contributions to the Company Stock Fund, which is a fund invested primarily in shares of the Company’s common stock.

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

The Plan has a fully-benefit responsive common/collective trust as an investment. This type of investment contract held by a defined contribution plan is required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Income taxes — The Plan obtained its latest determination letter on December 12, 2002, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan was subsequently amended since receiving the determination letter. The form of the Plan document upon which the Plan is currently based has received a favorable opinion letter from the IRS, and, pursuant to IRS Revenue Procedure 2005-16 (2005-10 I.R.B. 674), the Company is entitled to rely upon this letter to establish that the terms of the Plan are in continuing compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan, including the Company’s common stock. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risks associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

New accounting pronouncement — In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan adopted SFAS 157 on January 1, 2008. See Note 3.

NOTE 2 — PARTICIPATION AND BENEFITS

Participant contributions — Participants may elect to have the Company contribute up to 100% of their eligible pre-tax or after-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are allocated to investments in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions — Participants in the Plan become eligible to receive matching contributions immediately upon enrolling in the Plan and electing to make salary deferral contributions to the Plan. Generally, a participant will share in the matching contribution only if the participant is employed on the last day of the Plan’s year and has completed one year of credited service.

For the years ended December 31, 2008 and 2007, the Company matched 50% of each eligible participant’s contribution under the Plan. The maximum eligible participant contribution is the greater of $4,000 or 6% of eligible compensation. The Company may change the matching contribution rate at any time, subject to the limits of the Plan and the Code. Employer contributions for the years ended December 31, 2008 and 2007 were $3.5 million and $4.2 million, respectively, made in shares of the Company’s common stock in the amount of 273,725 and 152,423 shares, respectively. These contributions were transferred into the Plan subsequent to each year-end.

The Company is also allowed to make discretionary contributions as defined in the Plan and as approved by the Board of Directors. No discretionary contributions were made for the years ended December 31, 2008 and 2007.

Vesting — Participants are immediately vested in their contributions. Participants are fully vested in the employer’s matching and discretionary contributions allocated to their account after three years of credited service.

Accounts merged into the Plan from the SpeedFam Plan are subject to special vesting provisions. Participants are 100% vested in matching and profit sharing contributions allocated to their accounts under the SpeedFam Plan after one and six years, respectively.

Participant accounts — Each participant’s account is credited with the participant’s contributions, earnings or losses on the participant’s investments and an allocation of the Company’s contributions, if any.

Payment of benefits — Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan or receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account. Distributions are paid in cash, except for distributions from the Company Stock Fund, which may be paid in cash or shares of stock at the election of the participant. The Plan allows for the automatic lump sum distribution of participant vested account balances that do not exceed $1,000. As of December 31, 2008, participants had elected to withdraw $0.3 million, which were disbursed subsequent to year end.

Loans to participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2008 carry interest rates ranging from 5% to 9%.

NOTE 3 — FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

The Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The Plan’s financial instruments consist primarily of mutual funds, a common/collective trust, common stock (Company Stock Fund) and participant loans. Three levels of inputs are used to measure the fair value of our investments:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.

Mutual funds — These investments are public investment vehicles valued using the net asset value.

Common stock — The Company Stock Fund consists primarily of common stock of the Company and a small portion of the fund is made up of cash in money market funds to help simplify and accelerate participants’ daily transactions. The common stock portion of this investment is valued at the closing price reported on the active market on which the individual securities are traded. The money market funds are public investment vehicles valued using the net asset value.

Level 2 —	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.

Common/collective trust — The fair value of this investment is based on the underlying investments. The underlying investments consist of a portfolio of high-quality fixed income assets and mutual funds, which are public investment vehicles, valued using the net asset value. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Level 3 —	Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Participant loans — Valued at cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
Assets
Mutual funds	$103,252	$—	$—	$103,252
Common/collective trust	—	23,527	—	23,527
Common stock	7,256	—	—	7,256
Participant loans	—	—	2,605	2,605

Total assets	$110,508	$23,527	$2,605	$136,640

The table below presents a reconciliation of all financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3). Financial instruments are classified in Level 3 of the fair value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level 3 financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly. Thus, the gains and losses presented below include changes in the fair value related to both observable and unobservable inputs. All Level 3 financial instrument activities are related to the Plan’s participant loans.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
For the Year Ended December 31, 2008
(In thousands)
Balance, beginning of period	$2,954
Issuances, repayments and settlements, net	(349)

Balance, end of period	$2,605

NOTE 4 — INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets available for benefits at December 31:

2008
(In thousands)
American Funds: The Growth Fund of America	$14,839
Vanguard 500 Index Fund Investor Shares	8,845
Vanguard Global Equity Fund	9,055
Vanguard Wellington Fund Investor Shares	8,658
Vanguard Retirement Savings Trust	23,527
Novellus Company Stock Fund	7,256
Other funds individually less than 5% of net assets	64,460

Assets held for investment purposes	$136,640

2007
(In thousands)
American Funds: The Growth Fund of America	$26,600
Vanguard 500 Index Fund Investor Shares	13,656
Vanguard Global Equity Fund	19,901
Vanguard Wellington Fund Investor Shares	12,928
Vanguard Retirement Savings Trust	17,699
Novellus Company Stock Fund *	14,885
Other funds individually less than 5% of net assets	92,835

Assets held for investment purposes	$198,504

*	Includes nonparticipant-directed investments. See Note 6.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2008	2007
	(In thousands)
Common stock	$(9,869)	$(3,931)
Mutual funds	(60,304)	653

	$(70,173)	$(3,278)

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of the Vanguard Fiduciary Trust Company. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

Participants may elect to invest a portion of their accounts in the Company Stock Fund and employer contributions are initially made directly into the Company Stock Fund. The aggregate investment in the Company’s common stock held in the Company Stock Fund as of December 31, 2008 and 2007 was $7.2 million and $14.8 million, respectively.

NOTE 6 — NONPARTICIPANT-DIRECTED INVESTMENTS

The net assets and the significant components of the changes in net assets relating to nonparticipant-directed matching accounts included in the Company Stock Fund are as follows for the years ended December 31:

	2008	2007
	(In thousands)
Beginning net assets	$389	$777
Contributions made to the Plan	826	721
Realized and unrealized losses	(222)	(249)
Transfers to participant directed investments, net	(912)	(797)
Forfeitures	(81)	(63)

Ending net assets	$0	$389

In September 2008, an amendment was made to the Plan to allow participants to transfer their unvested employer contributions from the Company Stock Fund to another fund of their choice prior to vesting. As a result, the Plan was fully participant-directed and held no nonparticipant-directed amounts as of December 31, 2008.

NOTE 7 — RECONCILIATION TO FORM 5500

The following table reconciles the financial statements to the Form 5500 for the Plan years ended December 31:

	2008			2007
	Net assets available for benefits	Investment loss	Deductions from net assets	Net assets available for benefits
	(In thousands)
Balance per the financial statements	$140,437	$(65,754)	$15,001	$202,572
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(307)	(441)	—	134
Benefit claims payable	(308)	—	308	—

Balance per the Form 5500	$139,822	$(66,195)	$15,309	$202,706

NOTE 8 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

SUPPLEMENTAL SCHEDULES

NOVELLUS SYSTEMS, INC. RETIREMENT PLAN	EIN: 77-0024666 PLAN #001

SCHEDULE H, LINE 4a — SCHEDULE OF NONEXEMPT TRANSACTIONS

YEAR ENDED DECEMBER 31, 2008

(a)	(b)	(c)	(d)
Identity of party involved	Relationship	Description	Amount
Novellus Systems, Inc.	Employer/ Plan sponsor	During the 2004, 2005 and 2006 Plan years, participant contributions for employees were not funded within the time period prescribed by Department of Labor Regulation 2510.3-102. These contributions were corrected in May 2008 and January 2009.	$11,008

NOVELLUS SYSTEMS, INC. RETIREMENT PLAN	EIN: 77-0024666 PLAN #001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	American Funds: The Growth Fund of America	Mutual fund		$14,838,769
*	Columbia Acorn Fund	Mutual fund		4,378,585
*	Federated Kaufmann Fund	Mutual fund		4,473,263
*	Heartland Value Plus Fund	Mutual fund		2,641,615
*	JP Morgan Mid-Cap Value Fund; Select Shares	Mutual fund		2,305,309
*	Mainstay High Yield Corporate Bond Fund; Class A	Mutual fund		1,305,948
*	Oppenheimer Quest Balanced Value Fund; Class Y	Mutual fund		436,842
*	Rainier: Small/Mid-Cap Equity Portfolio	Mutual fund		3,323,402
*	Van Kampen Comstock Fund; Class A	Mutual fund		5,206,423
*	Vanguard 500 Index Fund Investor Shares	Mutual fund		8,844,910
*	Vanguard Calvert Social Index Fund	Mutual fund		87,055
*	Vanguard GNMA Fund Investor Shares	Mutual fund		3,894,481
*	Vanguard Global Equity Fund	Mutual fund		9,054,523
*	Vanguard Inflation-Protected Securities Fund	Mutual fund		4,395,282
*	Vanguard Intermediate-Term Investment-Grade Fund	Mutual fund		1,931,218
*	Vanguard International Explorer Fund	Mutual fund		4,450,177
*	Vanguard Long-Term Investment-Grade Investor Shares	Mutual fund		975,941
*	Vanguard Mid-Cap Index Fund	Mutual fund		2,131,048
*	Vanguard Short-Term Investment-Grade Fund	Mutual fund		1,926,207
*	Vanguard Small-Cap Index Fund Investor Shares	Mutual fund		1,291,739
*	Vanguard Target Retirement 2005 Fund	Mutual fund		273,618
*	Vanguard Target Retirement 2015 Fund	Mutual fund		1,165,810
*	Vanguard Target Retirement 2025 Fund	Mutual fund		3,412,751
*	Vanguard Target Retirement 2035 Fund	Mutual fund		2,319,261
*	Vanguard Target Retirement 2045 Fund	Mutual fund		1,848,944
*	Vanguard Target Retirement Income	Mutual fund		268,883
*	Vanguard Total Bond Market Index Fund	Mutual fund		2,101,513
*	Vanguard Total International Stock Index Fund	Mutual fund		4,007,080
*	Vanguard Wellington Fund Investor Shares	Mutual fund		8,657,533
*	Vanguard Windsor II Fund Investor Shares	Mutual fund		1,304,434
*	Vanguard Retirement Savings Trust	Common/collective trust		23,526,878
*	Novellus Company Stock Fund	Common stock		7,255,755
*	Participant loans	Interest rate range of 5.00% to 9.25%		2,604,673

				$136,639,870

*	Parties in interest

NOVELLUS SYSTEMS, INC. RETIREMENT PLAN	EIN: 77-0024666 PLAN #001

SCHEDULE H, LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2008

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of party involved	Description of asset	Purchase price	Selling Price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain (loss)
Vanguard	Vanguard Retirement Savings Trust	$14,198,258					$14,198,258
Vanguard	Vanguard Retirement Savings Trust		$7,929,377			$7,929,377	$7,929,377	$—
Vanguard	Novellus Company Stock Fund	$7,230,403					$7,230,403
Vanguard	Novellus Company Stock Fund		$4,990,486			$7,112,276	$4,990,486	$(2,121,790)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVELLUS SYSTEMS, INC.

Date: June 29, 2009	By:	/s/ Jeffrey C. Benzing
Jeffrey C. Benzing
Executive Vice President and Chief
Administrative Officer
(Principal Financial Officer)

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm